BankFinancial Corporation


January 8, 2009

VIA EDGAR
---------

Christian Windsor, Esq.
Special Counsel
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 4561
100 F. Street, N.E.
Washington, D.C. 20549

Re:      BankFinancial Corporation
         Form 10-K/A for Fiscal Year Ended December 31, 2007
         Filed April 29, 2008
         File No. 000-51331

Dear Mr. Windsor:

     On behalf of BankFinancial Corporation (the "Company"), I am responding to the letter from the Securities and Exchange Commission (the "Commission") dated December 23, 2008 relating to the above-referenced annual report. Our responses are named and numbered to correspond with the names and numbers of the comments contained in the Commission's letter. We have included a copy of the text of the comment above each of the responses.

Item 11. Executive Compensation
-------------------------------

Annual Cash Incentive Compensation, page 9
------------------------------------------

1. You state that the company's named executive officers received annual cash incentive awards based on the achievement of certain strategic, financial and management business plan objectives. In future filings, please disclose the specific objectives used to determine the annual awards. If you did not disclose the objectives because you determined that they were confidential due to the potential for competitive harm to the company, as contemplated by Instruction 4 to Item 402(b) of Regulation S-K, provide us with your confidentiality analysis supplementally and include in future filings detailed disclosure analyzing the level of difficulty necessary to reach each of the targets contemplated by the Instruction. For more information on the confidentiality of targets, please refer to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

     The Company will revise future filings as requested by the comment.

Equity-Based Compensation, page 9
---------------------------------

2. You disclose on page 10 that the vesting of certain restricted stock and stock option awards granted under the 2006 EIP is conditioned on the achievement of tangible capital ratios and asset quality ratios. In future filings, please disclose the specific target ratios. If you did not disclose the ratios because you determined that they were confidential, please refer to comment 1 above regarding the confidentiality analysis.

     The Company will revise future filings as requested by the comment.

Summary Compensation Table, page 15
-----------------------------------

3. We note your disclosure in footnote 2 to the Summary Compensation Table regarding stock and option awards. In future filings, please disclosure the assumptions made in the valuation by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements, or in management's discussion and analysis. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

     The Company will revise future filings as requested by the comment.

                                    * * * * *

     The Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to call me at (630) 242-7700 if you have any further comments or questions regarding this response.


                              Sincerely,

                              /s/ Paul A. Cloutier

                              Paul A. Cloutier
                              Executive Vice President & Chief Financial Officer